MNP

May 24, 2023

TO: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sir/Madam:

Re: NXT Energy Solutions Inc. (the "Company")

We have read the Notice of Change of Auditor of NXT Energy Solutions Inc. dated May 24, 2023 (the "Notice"), which we understand will be filed pursuant to National Instrument 51-102.

Based on the information available to us, we agree with the statements set out in the Notice as it relates to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to KPMG LLP.

Yours truly,

MNP LLP

MNP LLP

Chartered Professional Accountants

MNP LLP
1500, 640 - 5th Avenue SW, Calgary AB, T2P 3G4 1.877.500.0792 T: 403.263.3385 F: 403.269.8450